August 3, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	David Gessert Sasha Parikh Lynn Dicker Christine Westbrook

Re:	Yubo International Biotech Limited Amendment No. 1 to Registration Statement on Form S-1 Filed July 12, 2021 File No. 333-255805

Ladies and Gentlemen:

This letter is submitted on behalf of Yubo International Biotech Limited, a New York corporation (the “Company”), in response to the comments of the staff of the Division of Corporation Finance, Office of Life Sciences (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1, filed with the Commission on July 12, 2021 (the “Amendment No. 1”), as set forth in your letter dated July 26, 2021 addressed to Jun Wang, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently submitting to the Commission via EDGAR Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”), which includes changes that reflect responses to the Staff’s comments, and certain other updates.

The headings and numbered paragraphs of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Amendment No. 1, and page references in the Company’s responses refer to Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1

Dilution, page 24

1.	We note your response to prior comment 19. Please expand to disclose the average price per share paid by shareholders in connection with the reverse merger.

Response to Comment No. 1:

The Company has added the average price per share paid by shareholders in connection with the reverse merger on page 24 in response to the Staff’s comment.

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U.S. Securities and Exchange Commission

August 3, 2021

Business

Our Service and Products

Endometrial Stem Cell Bank, page 31

2.

We note the revisions you made in response to prior comment 26 describing the current stage of development of your stem cell bank. Please revise to clarify whether there are any remaining material regulatory and/or operational steps necessary to complete the stem cell bank and your anticipated timeline. If your timeline is not known, so state.

Response to Comment No. 2:

The Company respectfully advises the Staff that all material regulatory approvals have been obtained in connection with the endometrial stem cell bank. Additionally, the Company has also revised the disclosure regarding the remaining operational steps and anticipated timeline on page 31 in response to the Staff’s comments.

Light Application Products, page 32

3.

We note your response to prior comment 24. For each of your light application products that you indicate you plan to launch in the near future, please expand your disclosure to describe the respective current stage of development and the material remaining steps to bring each product to market.

Response to Comment No. 3:

The Company respectfully advises the Staff that all of its light application products which were yet to be launched have now completed development and obtained all necessary permits and/or qualifications, and the Company expects to launch these products in August 2021. The Company has revised the disclosure on page 32 accordingly.

Results of Operations, page 49

4.	Please revise your disclosures to address the following for each of the periods presented, as applicable:

•	Separately quantify the sales increase from the sale of nebulizers and the basidiomycetes compound drink.

•

Separately quantify the increase in operating expenses from sales commissions, employee compensation, occupancy, and other operating expenses. In this regard, please provide a table that breaks down your operating expenses for the period ended March 31, 2021 and 2020 similar to the one you provided for the years ended December 31, 2020 and 2019. In addition, for all periods presented, further explain in detail the reasons for the increase/decrease from prior periods for each of the line items presented in the table. For example, clarify why employee compensation increased from the prior periods.

•

Regarding operating expenses for the year ended December 31, 2020, disclose the types of costs that are included in this line item that ties to the $737,489 in other operating expense recorded besides $40,000 in research and development expenses.

U.S. Securities and Exchange Commission

August 3, 2021

Response to Comment No. 4:

•	The Company has added a breakdown of the increase from the sale of nebulizers and the basidiomycetes compound drink on page 49 in response to the Staff’s comment.

•

The Company has added (i) a breakdown of “Operating Expenses” for the three months ended March 31, 2021 and 2020 and (ii) explanations for the increase or decrease over the prior comparable period for the line items thereunder on page 50 in response to the Staff’s comment.

•

The Company has added (i) a breakdown of “Other Operating Expenses” for the year ended December 31, 2020 and (ii) explanations for the increase or decrease over the prior comparable period for the line items under “Operating Expenses” on page 51 in response to the Staff’s comment.

Yubo International Biotech Limited

Notes to Consolidated Financial Statements

For the Three-Month Periods Ended March 31, 2021 and 2020

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-30

5.

Your revenue recognition policy disclosure here appears to use the language of the former accounting guidance, ASC 605. Please confirm to us whether your revenue recognition policies for the periods presented comply with the current accounting literature, ASC 606. If true, revise to discuss your revenue recognition accounting policy under ASC 606 and provide the required disclosures. Accordingly, revise your disclosures under the headings “New Accounting Pronouncements” in your notes to the financial statements and “Revenue Recognition” under the Critical Accounting Policy and Estimates disclosure on page 49 as well.

Response to Comment No. 5:

The Company respectfully advises the Staff that it has adopted ASC 606 for revenue recognition from customers, and has revised the disclosure regarding revenue recognition on pages 49, F-12, F-30 and F-31 accordingly.

_________________________

We thank the Staff for its review and consideration of the Company’s Amendment No. 2 and the foregoing responses to the Staff’s comments. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (916) 868-0630 or by email at leema@gtlaw.com.

Sincerely,

/s/ Mark C. Lee
Mark C. Lee, Esq.

cc:	Jun Wang, Chief Executive Officer, Yubo International Biotech Limited
Lina Liu, Chief Financial Officer, Yubo International Biotech Limited
George Qi, Esq., Greenberg Traurig, LLP